Exhibit 23.1





INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-73080 on Form S-3 of Eaton Vance Corp. (the "Company") of our report dated November 21, 2001 (December 21, 2001 as to Note
17) (which expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for offering costs incurred in connection with the distribution of closed-end funds) appearing in and incorporated by reference in the Annual Report on Form 10-K of the Company for the year ended October 31, 2001, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 5, 2002